Filed Pursuant to Rule 424(b)(3) Registration No. 333-135187

Prospectus Supplement to Prospectus dated June 29, 2006

Boston Properties, Inc.

121,666 Shares of Common Stock

Unless the context otherwise requires, all references to “we,” “us” or “our company” in this prospectus supplement refer collectively to Boston Properties, Inc., a Delaware corporation, and its subsidiaries, including Boston Properties Limited Partnership, a Delaware limited partnership, and their respective predecessor entities for the applicable periods, considered as a single enterprise.

This prospectus supplement updates the prospectus dated June 29, 2006, as amended by the prospectus supplement dated October 3, 2011, relating to the offer for sale of up to an aggregate of 121,666 shares of common stock of Boston Properties, Inc. by the selling stockholders identified in the prospectus, and any of their pledgees, donees, transferees or other successors in interest. The selling stockholders may only offer the common stock for sale if they exercise their rights to tender their common units for cash, and we exercise our right to issue common stock to them instead of cash.

We are providing this prospectus supplement to update the table under the caption “Selling Stockholders” in the prospectus dated June 29, 2006. The following updated information is based upon information provided to us by the selling stockholders and is accurate to the best of our knowledge as of January 15, 2013.

Stockholder	Boston Properties Common Stock Beneficially Owned (1)	Boston Properties Limited Partnership Units Beneficially Owned (2)	Boston Properties Common Stock Offered Hereby (3)	Boston Properties Common Stock and Boston Properties Limited Partnership Units Beneficially Owned after Offering (4)

D.F. Antonelli, Jr.	0	0	0	0

The Camberwell Trust (legatee by will of Alice Alexander)	0	0	0	0

Antonelli Marital Trust(5)	0	11,880.75	11,880.75	0

Antonelli Gifting Trust(5)	0	5,041.35	5,041.35	0

John O. Antonelli Trust(5)	0	4,960.53	4,960.53	0

Lee Antonelli Trust(5)	0	4,960.53	4,960.53	0

Antonelli Camberwell Trust(6)	0	152.08	152.08	0

Mitchell Blankstein	0	28,516.065(7)	28,516.065	0

(1)	Does not include common stock that may be issued upon exchange of common units beneficially held as of January 15, 2013.

(2)	All units listed in this column may be exchanged, under circumstances set forth in the partnership agreement of Boston Properties Limited Partnership, for an equal number of shares of common stock. All information is as of January 15, 2013.

(3)	These shares of common stock represent the common stock that the selling stockholders may acquire, or have acquired, upon presentation of common units for redemption. Such redemption may occur at any time.

(4)	Assumes that all shares of common stock offered by this prospectus will be sold by the selling stockholders. In the case of each selling stockholder, the percentage of our common stock that will be held by such selling stockholder (assuming all remaining units held by such person are presented for redemption and are exchanged for common stock) after completion of this offering will be less than one percent (1%). The total number of shares of common stock outstanding used in calculating such percentage (i) is based on the total number of shares of common stock outstanding as of December 31, 2012 (151,601,209 shares) and (ii) assumes that none of the remaining units held by other persons are exchanged for common stock.

(5)	Voting and investment decisions with respect to these units are made by the trustees of each of these trusts, who are Mitchell Blankstein, J. Craig Marshall and Neil Gurvitch, Esq.

(6)	Voting and investment decisions with respect to these units are made by the trustees, who are Mr. Blankstein and Mr. Marshall.

(7)	Includes 1,520.825 common units held directly, 11,880.75 common units held by the Antonelli Martial Trust, 5,041.35 common units held by the Antonelli Gifting Trust, 4,960.53 common units held by the John O. Antonelli Trust, 4,960.53 common units held by the Lee Antonelli Trust and 152.08 common units held by the Antonelli Camberwell Trust. Mr. Blankstein serves as a trustee of the Antonelli Marital Trust, the Antonelli Gifting Trust, the John O. Antonelli Trust, the Lee Antonelli Trust and the Antonelli Camberwell Trust.

This prospectus supplement is not complete without the prospectus dated June 29, 2006, as amended by the prospectus supplement dated October 3, 2011, and we have not authorized anyone to deliver or use this prospectus supplement without the prospectus.

The date of this prospectus supplement is January 18, 2013.